UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2565 West Maple Road
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Kamen (248) 414-1955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lori Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurora Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN E ZAHER
Notary Public – State of Michigan
County of Macomb
My Commission Expires Oct 30, 2023
Acting in the County of OAKLAND

Signature

President and Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA SECURITIES, INC.

March 24, 2021

Carnaghi & Schwark, PLLC

Roseville, MI

This representation letter is provided in connection with your audit of the financial statements of Aurora Securities, Inc, which comprise the statement of financial condition as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 24, 2021, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 13, 2021, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

AURORA SECURITIES, INC.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.
- We understand and acknowledge our responsibility for the fair presentation of the computation of net capital in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the computation of net capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the computation of net capital have not changed from those used in the prior period. The form and content of the computation of net capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- The Financial Industry Regulatory Authority (FINRA) conducted an examination for the year 2018 and issued an exam disposition letter dated May 17, 2020. The exceptions found in the exam are considered minor by management and the results of the examination did not have a material adverse effect on the financial statements at December 31, 2020.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2020 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2020.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that Aurora Securities, Inc. is exempt under provision k(2)(i), are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been

no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2020 and through March 24, 2021.
- Net capital computations prepared by us during the period January 1, 2020 through December 31, 2020 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2020 or during the period January 1, 2020 through February 24, 2021, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: President & Chief Compliance Officer

Signature: ____________________

Title: ____________________

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2020

TABLE OF CONTENTS

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	59,904
Prepaid expenses		27,988
Related party receivable		2,000
Commissions receivable		11,828
	$	101,720

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	21,164
Related party payable		7,000
Commissions payable		10,099
		38,263
COMMITMENTS		-
STOCKHOLDERS' EQUITY		
Common stack - authorized, 10,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		33,000
Retained earnings		29,457
		63,457
	$	101,720

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

Revenues	
Commissions and fees	$ 437,112
Interest	-
SBA Grant	1,000
	438,112
Expenses	
Salaries, wages, commissions and benefits	344,064
Regulatory fees	9,973
Occupancy and equipment	4,257
Interest	-
Professional services	26,933
Director expenses	-
Insurance expense	15,764
Other operating expenses	12,489
	413,480
Income (loss) before income taxes	24,632
Income tax expense - current	-
Net income (loss)	$ 24,632

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2020

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance December 31, 2019	$ 1,000	$ 28,000	$ 4,825
Contributed capital	-	5,000	-
Net income for year	-	-	24,632
Balance at December 31, 2020	$ 1,000	$ 33,000	$ 29,457

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income (loss)	$	24,632
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		-
Decrease in deposits and other		(8,518)
Decrease in accounts payable		6,255
Decrease in related party payable		(3,000)
Decrease in receivables		2,486
Decrease in accrued expenses		(6,754)
Increase in related party receivable		6,000
Net cash provided (used) by operating activities		21,101
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Additional paid-in capital		5,000
Payments on note payables		-
Net cash provided (used) by financing activities		5,000
Net increase (decrease) in cash		26,101
Cash and cash deposits at beginning of year		33,803
Cash and cash deposits at December 31, 2020	$	59,904
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of this statement.

NOTE A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

NOTE A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Firm's advertising costs are expensed as incurred. Advertising costs incurred during the year were $100.

NOTE B. COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C. EXEMPTION UNDER RULE 17a-5

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

NOTE D. INCOME TAXES

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

NOTE D. INCOME TAXES (continued)

The Company's effective tax rate differs from the expected federal income tax rate as a result of certain expenses included in income being non-deductible for tax reporting purposes for year ended December 31, 2020.

The Company had a tax loss carryforward of approximately $42,391 at December 31, 2020 which can be used against future taxable income.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2020, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2020, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E. RELATED PARTIES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $4,257 for the year ended December 31, 2020.

The Company received due diligence assistance from certain related parties. Income received from related parties amounted to $24,000 for the year ended December 31, 2020.

NOTE F. BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE G. NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2020, net capital as defined by the rules, equaled $33,469. The ratio of aggregate indebtedness to net capital was 114.32%. Net capital in excess of the minimum required was $28,469.

NOTE H. RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2020 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE I. POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm.

NOTE J. FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE K. ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company adopted the standard on January 1, 2018.

NOTE L. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 24, 2021, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

COMPUTATION OF NET CAPITAL		
Total stockholders' equity from Statement of Financial Condition		$ 63,457
Less nonallowable assets from Statement of Financial Condition		(29,988)
Net capital before haircuts on securities positions		33,469
Haircuts on securities		-
Net Capital		33,469
Aggregate indebtedness - total liabilities	$ 38,263	
Net capital required based on aggregate indebtedness	2,551	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital		$ 28,469
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggregate indebtness		$ 3,826
(B) - 120% of minimum net capital requirement		$ 6,000
Net Capital less the greater of (A) or (B)		$ 27,469
Percentage of Aggregate Indebtness to Net Capital		114.32%

AURORA SECURITIES, INC.

SCHEDULE II

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

December 31, 2020

Aurora Securities, Inc. Exemption Report

Aurora Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aurora Securities, Inc.

I, Lori Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lori Kamen, President

3/24/21

Date